CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED FEBRUARY 28, 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	February 28, 2007	May 31, 2006
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$19,806,699	$192,031
Accounts receivable	582,150	30,777
Trade receivable from a related party (note 8)	2,792,601	–
Diamond inventory and supplies	1,931,507	–
Prepaids and equipment deposits	637,913	33,648
	25,750,870	256,456

Deferred financing costs	341,782	–
Property, plant and equipment	32,734,699	–
Mineral property interests	18,788,477	1
Other assets and deposits	2,816,105	32,190
Reclamation deposits	990,726	–

	$81,422,660	$288,647

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities
Credit facility (note 4)	$6,000,000	$–
Accounts payable and accrued liabilities	2,035,175	167,600
Related party loans (note 6)	12,988,905	–
Amounts owing pursuant to acquisition (note 3)	11,782,200	–
Due to related parties (note 8)	2,172,541	978,470
Income taxes	1,901,056	–
Current portion of capital lease obligations	6,380,742	–
	43,260,619	1,146,070

Long-term liabilities
Capital lease obligations	6,586,499	–
Future income taxes	8,178,552	–
Reclamation obligation	1,262,129	–
	16,027,180	–

Non-controlling interest	5,939,350	–

Shareholders' equity (deficit)
Share capital (note 7)	33,283,454	11,857,649
Contributed surplus (note 7(f))	594,248	523,420
Deficit	(17,682,190)	(13,238,492)
	16,195,511	(857,423)
Nature and continuance of operations (note 1)
Commitment (note 3)
Subsequent events (notes 4, 6 and 9)

	$81,422,660	$288,647

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ David Copeland	/s/ Jeffrey R. Mason

David Copeland	Jeffrey R. Mason
Director, Chief Executive Officer	Director, Chief Financial Officer

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended February 28		Nine months ended February 28
	2007	2006	2007	2006

Revenue
Diamonds (note 8)	$2,404,764	$–	$2,404,764	$–
Other sales	13,731	–	13,731	–
	2,418,495	–	2,418,495	–
Cost of sales	(1,874,211)	–	(1,874,211)	–
Amortization	(394,640)	–	(394,859)	–
Operating profit	149,644	–	149,425	–

Expenses
Exploration (schedule)	$508,354	$134,171	$1,208,828	$187,365
Foreign exchange loss (gain)	(335,653)	(53,814)	(724,254)	(49,643)
Legal, accounting and audit	(251,929)	32,093	289,357	57,342
Office and administration	621,210	133,601	1,341,469	261,747
Property investigations	–	86,946	–	259,741
Shareholder communications	53,431	9,449	144,844	21,498
Stock-based compensation - exploration (note 7(c))	8,062	4,875	37,362	7,042
Stock-based compensation - administration (note 7(c))	7,550	9,703	34,683	13,971
Travel and conferences	119,910	49,019	380,972	103,314
Transfer agent	22,638	11,648	120,101	17,634
	753,572	417,691	2,833,362	880,011
Other items
Gain on sale of marketable securities	–	(56,585)	–	(56,585)
Gain on investments	(15,648)	–	(15,648)	–
Loss on disposal of equipment	12,201	–	12,201	–
Interest income	(97,358)	(180)	(149,867)	(1,483)
Interest on capital leases	47,082	–	47,082	–
Accretion and interest expense	308,466	–	1,809,509	–
Loss on early extinguishment of convertible promissory notes	–	–	137,957	–
Write-down of marketable securities	–	–	1	19,128
	1,008,314	360,926	4,674,596	841,071

Earnings (loss) before income taxes	$(858,670)	$(360,926)	$(4,525,171)	$(841,071)
Income tax expense	9,662	–	9,662	–
Earnings (loss) before non-controlling interest	(868,332)	(360,926)	(4,534,833)	(841,071)
Non-controlling interest	91,136	–	91,136	–
Earnings (loss) for the period	(777,196)	(360,926)	(4,443,698)	(841,071)

Basic and diluted loss per common share	$0.01	$0.02	$0.12	$0.04

Weighted average number of
common shares outstanding	68,307,192	23,657,833	36,282,545	23,624,766

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended February 28		Nine months ended February 28
	2007	2006	2007	2006
Deficit, beginning of period	$16,904,994	$12,117,964	$13,238,492	$11,637,819
Loss for the period	777,196	360,926	4,443,698	841,071
Deficit, end of period	$17,682,190	$12,478,890	$17,682,190	$12,478,890

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended February 28		Nine months ended February 28
Cash provided by (applied to):	2007	2006	2007	2006

Operating activities
Loss for the period	$(777,196)	$(360,926)	$(4,443,698)	$(841,071)
Items not affecting cash
Amortization of plant and equipment	394,640	–	394,859	–
Amortization of deferred financing costs	78,243	–	78,243	–
Gain on sale of marketable securities	–	(56,585)	–	(56,585)
Write-down of marketable securities	–	–	1	19,128
Loss on early extinguishment of convertible promissory note	–	–	137,957	–
Accretion and non-cash interest expense	–	–	1,501,043	–
Stock-based compensation (note 7(c))	15,611	14,578	72,045	21,013
Loss on disposal of equipment	12,201	–	12,201	–
Non-controlling interest	(91,136)	–	(91,136)	–
Changes in non-cash working capital items
Accounts receivable	617,820	(32,750)	(41,461)	(35,519)
Amounts due to and from related parties	3,811,766	270,762	3,811,766	446,814
Inventory	34,705	–	34,705	–
Prepaids and equipment deposits	(604,265)	–	(604,265)	–
Accounts payable and accrued liabilities	(6,130,081)	47,391	(6,182,365)	46,511
Income taxes	141,512	–	141,512	–
Cash used in operating activities	(2,496,180)	(117,531)	(5,178,593)	(399,710)

Investing activities
Acquisition of Durnpike Investments (Pty) Limited (note 3)	(8,293,413)	–	(8,293,413)	–
Proceeds on sale of marketable securities	–	146,970	–	146,970
Mineral property acquisitions	(904,858)	–	(904,858)	–
Purchase of equipment	(209,044)	–	(219,544)	–
Proceeds on disposal of equipment	18,092	–	18,092	–
Other assets and deposits	(1,970,915)	–	(1,970,915)	–
Reclamation deposits	(32,079)	–	(32,079)	–
Reclamation obligation	21,294	–	21,294	–
Loan to Durnpike Investments (Pty) Limited	11,559,922	–	–	–
Cash provided by (used in) investing activities	188,999	146,970	(11,381,423)	146,970

Financing activities
Principal repayments under capital lease obligation	(890,886)	–	(890,886)	–
Issuance of common shares	1,000	20,000	21,001,333	20,000
Share issue costs	–	–	(1,215,746)	–
Loans payable to related parties	12,224,849	270,762	11,279,982	–
Repayment of convertible promissory notes (note 5)	–	–	(9,500,000)	–
Issuance of convertible promissory notes (note 5)	–	–	9,500,000	–
Credit facility (note 4)	–	–	6,000,000	–
Cash provided by financing activities	11,334,963	290,762	36,174,683	20,000

Increase (decrease) in cash and equivalents during the period	9,027,783	320,201	19,614,668	(232,740)

Cash and equivalents, beginning of period	10,778,916	70,498	192,031	352,677

Cash and equivalents, end of period	$19,806,699	$390,698	$19,806,699	$119,937

Interest paid during the period	$308,466	$–	$97,905	$–
Interest received	$(97,358)	$–	$(149,867)	$–
Income taxes paid during the period	$–	$–	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares - interest on convertible promissory notes	$–	$–	$1,045,000	$–
Issuance of common shares - interest on credit facility	$–	$–	$594,000	$–
Fair value of stock options allocated to shares issued upon exercise	$880	$–	$1,217	$–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	African
	Diamond	Ricardo	Canadian		Three months ended	Three months ended
Exploration expenses	Properties	Property	Properties	Other	February 28, 2007	February 28, 2006

Assay and analysis	$ 18,835	$ –	$ –	$ –	$ 18,835	$ –
Engineering	55,011	–	–	–	55,011	–
Geological	121,043	2,976	–	–	124,019	3,957
Graphics	6,405	–	–	–	6,405	–
Property fees and assessments	–	20,506	–	–	20,506	27,015
Site activities	237,741	44,709	–	–	282,450	102,721
Travel and accommodation	923	205	–	–	1,128	478
Subtotal	439,958	68,396	–	–	508,354	134,171
Stock-based compensation	8,062	–	–	–	8,062	4,875
Incurred during the period	448,020	68,396	–	–	516,416	139,046
Cumulative expenses, beginning of period	654,459	2,463,164	1,481,784	4,027,864	8,627,271	7,609,052
Cumulative expenses, end of period	$ 1,102,478	$ 2,531,560	$ 1,481,784	$ 4,027,864	9,143,686	$ 7,748,098

	African
	Diamond	Ricardo	Canadian		Nine months ended	Nine months ended
Exploration expenses	Properties	Property	Properties	Other	February 28, 2007	February 28, 2006

Assay and analysis	$ 18,835	$ –	$ –	$ –	$ 18,835	$ –
Engineering	192,402	–	–	–	192,402	–
Geological	344,959	5,056	–	–	350,015	5,766
Graphics	6,955	–	–	–	6,955	–
Property fees and assessments	31,103	37,256	–	–	68,359	40,565
Site activities	432,299	101,195	–	–	533,494	140,556
Travel and accommodation	38,563	205	–	–	38,768	478
Subtotal	1,065,116	143,712	–	–	1,208,828	187,365
Stock-based compensation	37,362	–	–	–	37,362	7,042
Incurred during the period	1,102,478	143,712	–	–	1,246,190	194,407
Cumulative expenses, beginning of period	–	2,387,848	1,481,784	4,027,864	7,897,496	7,553,691
Cumulative expenses, end of period	$ 1,102,478	$ 2,531,560	$ 1,481,784	$ 4,027,864	$ 9,143,686	$ 7,748,098

The accompanying notes are integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three and nine months ended February 28, 2007 are not necessarily indicative of the results that may be expected for the full fiscal year ending May 31, 2007. In conjunction with the Company’s acquisition of Durnpike Investments (Pty) Limited (“Durnpike”) (note 3), the results of operations from Durnpike and its subsidiaries have been included in the consolidated financial statements commencing January 31, 2007.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

In conjunction with the Company’s acquisition of Durnpike (note 3), the Company has adopted the following accounting policies:

(a)	Revenue recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

(b)	Trade accounts receivables

Trade accounts receivables are recorded at the invoiced amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a quarterly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(c)	Inventory

Rough diamond inventory is recorded at the lower of cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and amortization.

Supplies inventory is valued at the lower of average cost and replacement cost.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(d)	Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Assets are amortized on a straight-line method over the estimated useful lives of the related assets, which are as follows:

Plant	4 – 10 years
Equipment	6 years
Vehicles	5 years

Repairs and maintenance expenditures are charged to operations as incurred. Significant improvements and major replacements which extend the useful life of the asset are capitalized as incurred.

(e)	Deferred financing charges

Deferred financing charges consist of expenses related to debt financing transactions and are amortized over the life of such debt facilities, or expensed when the debt is retired prior to maturity.

3.	ACQUISITION OF DURNPIKE INVESTMENTS (PTY) LIMITED

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

The Company acquired all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property are indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust holds 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam are owned by nominees of the Van Wyk Trust. HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for South African Rand (“ZAR”) 50 million ($7.8 million) and agreed to pay an additional ZAR30 million ($4.8 million) to the Van Wyk Trust on July 7, 2007. Durnpike had the option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW in the amount of ZAR1 million ($160,000) and (b) introducing a ZAR24 million ($3.9 million) working capital loan into VWDG, of which the conditions were met in January 2007.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The Company also entered into an Exchange Agreement with the Van Wyk Trust in terms by which it will be granted a call option, and grant a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million ($9.7 million), payable in Common Shares. The Exchange Agreement shall become effective upon Rockwell having completed a listing of the Company’s Common Shares on the Johannesburg Stock Exchange (“JSE Listing”). The Company is currently in discussions with black economic empowerment (“BEE”) groups to acquire the remaining 26% interest in VWDG. During the quarter ended February 28, 2007, certain of these BEE groups entered into conditional agreements with the Van Wyk Trust for the acquisition of a 15% interest in VWDG. However, these agreements are currently being reviewed by the South African Department of Minerals and Energy and are subject to their approval.

To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million ($7.8 million). This loan is secured by a pledge of Durnpike’s Acquisition Interest.

Pursuant to the Agreement-in-Principle to acquire Durnpike, the Company will:

  acquire from the Vendors all of their shares and loans in Durnpike for ZAR34 million ($5.4 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within 9 months from signature of a definitive agreement, and thereby acquire Durnpike’s interests in the four alluvial diamond properties in South Africa and the Democratic Republic of Congo.

  spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company will (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. Durnpike has an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. One of the 50% shareholders of Midamines has since denied the validity of the Midamines Agreement, which is disputed by the other 50% shareholder of Midamines. The Company’s South African and DRC legal counsel have advised that the Midamines Agreement remains valid and binding and have issued notice to the shareholders of Midamines on the Company’s intention to enforce its rights under the Midamines Agreement.

  acquire 100% of the Galputs Minerale Project (through a purchase of Virgilia Investments Inc. (“Virgilia”), the private company which owns the project) for ZAR9 million ($1.5 million), payable to the Vendors in Common Shares on the earlier of (i) the date of the JSE listing; and (ii) within 9 months from signature of a definitive agreement.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations and to extend the feasibility study on the Kwango River Project to December 31, 2008, if elected.

On November 15, 2006, the Company and Vendors executed a definitive agreement (the "Definitive Agreement") setting out the binding terms and conditions of the Acquisition in line with the Agreement-in-Principle. On January 31, 2007, all the conditions of the Acquisition were completed. The Company also received the necessary regulatory approvals in Canada and South Africa. As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project and appointed three of the Vendors to the Company’s Board of Directors.

The results of Durnpike and Galputs operations have been included in the consolidated financial statements since January 31, 2007, the date of acquisition. The following table summarizes the total purchase consideration of the Durnpike and Galputs assets:

	Amount	Amount
	(ZAR)	($)
Cash advanced to fund Durnpike’s acquisition of 51% of VWDG	51,005,000	8,293,413
Cash committed to fund Durnpike’s acquisition of 51% of VWDG	30,000,000	4,878,000
Common shares committed	43,000,000	6,991,800
Total purchase consideration	124,005,000	20,163,213

The total acquisition price has been allocated to the net assets acquired and liabilities assumed of Durnpike and Galputs as follows:

	Amount	Amount
	(ZAR)	($)
Cash	593,238	96,460
Receivable and current assets	50,656,669	8,236,774
Inventory	12,092,325	1,966,212
Plant and equipment	202,584,913	32,940,307
Other assets	5,895,739	958,647
Mineral property interests	109,985,352	17,883,620
Bank overdraft	(7,981,289)	(1,297,758)
Accounts payable and accrued liabilities	(69,575,947)	(11,313,049)
Capital lease obligations	(85,228,331)	(13,858,127)
Reclamation obligation	(7,631,210)	(1,240,835)
Future income taxes	(50,298,600)	(8,178,552)
Non controlling interests	(37,087,859)	(6,030,486)
	124,005,000	20,163,213

The allocation of purchase price is preliminary and is based on management’s estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. A final determination of these fair values will include management’s consideration of a final analysis prepared by valuation specialists. The final purchase price allocation will be based on the fair value of the assets acquired and liabilities assumed at the date of acquisition, January 31, 2007.

As at February 28, 2007, the Company had the following payment commitments relating to the acquisition of Durnpike remaining: (a) Payment of ZAR43 million ($6.9 million) in common shares of the Company to the Vendors and (b) payment of ZAR30 million ($4.8 million) in cash to the Van Wyk Trust.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

4.	CREDIT FACILITY

On August 21, 2006, the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6 million credit facility (the “Facility”). The Facility is payable out of the proceeds of any future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bears interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, must be repaid on or before May 31, 2007. The Facility is secured by a first charge over all of the assets of the Company. In consideration for the Facility, the Company issued to Quest 385,714 common shares of the Company on August 31, 2006 and 490,909 common shares of the Company on November 30, 2006. The Facility may be repaid at any time, without penalty. Quest has the right to convert the facility to common shares if the Company completes an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, the Company borrowed $6 million under the Facility to facilitate the funding of Durnpike’s obligations (note 3) in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

In April 2007, the Company renewed and extended the Facility (“Revised Facility”) to $11 million. Under the Revised Facility, Quest has the right to convert the facility to common shares if the Company completes an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.60 per share. The Revised Facility may be repaid at any time, without penalty.

The Revised Facility, if not earlier converted, must be repaid on or before December 21, 2007, and bears interest from March 21, 2007 at a rate of 19% per annum payable as follows: (a) on March 21, 2007, by the issuance 1,062,939 common shares of the Company at an issue price of $0.4986 per share to pay the first three months of interest of $529,981; (b) on June 21, 2007, by the issuance of such number of common shares of the Company at a price equal to the five day average closing price of the Company prior to June 21, 2007, less a 10% discount for the second three months of interest; and (c) to December 21, 2007, the Company shall pay interest, in arrears, on the last business day of each month.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

5.	CONVERTIBLE PROMISSORY NOTES

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the Facility described in note 4, including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of the Company. As consideration for the Notes, the noteholders received 678,572 common shares of the Company on July 7, 2006 and 1,055,555 common shares of the Company on September 30, 2006. The payment on September 30, 2006, equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount.

In November 2006, the Notes, with a face value of $9.5 million, were repaid in full.

6.	LOAN AGREEMENTS

In January 2007, the Company entered into a $5.5 million 90 day loan agreement (“Loan”) with Amarc Resources Ltd. (“Amarc”), a related company by virtue of common directors and certain shareholders. The Loan will bear interest of 5% for the 90 day period. The interest may be payable in the common shares of the Company, at Amarc’s election, based upon the 10 day average closing price of the Company immediately preceding the repayment date, less a 10% discount. Subsequent to February 28, 2007, the Loan was repaid in full by the Company.

In conjunction with the Loan, the Company also entered into separate loan agreements with two shareholders (“Holders”). These loan agreements were in the amount of $1.5 million and US$5 million, and are to be used to enable the Company to establish a letter of credit to facilitate the acquisition of Saxendrift Mines (Pty) Limited (note 9)(“Saxendrift”). If the Company is unable to complete the acquisition of Saxendrift within 180 days, the funds will be fully refunded. In the event that the Company conducts a private placement of equity securities before October 31, 2007, the two shareholders would have the option to participate in the private placement on the same terms as the other participants.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none has been issued.

(b)	Issued and outstanding common shares

		Number
Common shares issued and outstanding	Price	of shares	Amount
Balance, May 31, 2006		23,694,776	$11,857,649
Options exercised	$0.40	3,333	1,333
Private placement, net of issue costs (note 7(e))	$0.50	42,000,000	19,784,254
Consideration for convertible promissory notes (note 5)	$0.60	1,734,127	1,045,000
Consideration for credit facility (note 4)	$0.68	876,623	594,000
Contributed surplus allocated to common shares on options
exercised		–	1,218
Balance, February 28, 2007		68,308,859	$33,283,454

(c)	Share purchase options

The continuity of share purchase options for the period ended February 28, 2007 is as follows:

	Exercise	May 31			Expired/		February 28
Expiry date	price	2006	Granted	Exercised	cancelled		2007
September 28, 2007	$0.40	115,417	–	3,333	1,667		110,417
February 29, 2008	$0.42	210,000	–	–	16,666		193,334
March 28, 2008	$0.50	150,000	–	–	–		150,000
		475,417	–	3,333	18,333		453,751

Weighted average exercise price		$0.44	$–	$0.40	$0.42		$0.44

Weighted average fair value of options granted during the period						$	Nil

As at February 28, 2007, 253,016 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended		Nine months ended
	February 28		February 28
	2007	2006	2007	2006
Exploration and engineering	$ 8,062	$ 4,875	$ 37,362	$ 7,042
Operations and administration	7,550	9,703	34,683	13,971
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$ 15,612	$ 14,578	$ 72,045	$ 21,013

The weighted-average assumptions used to estimate the fair value of options granted during the period are as follows:

	Three months ended		Nine months ended
	February 28		February 28
	2007	2006	2007	2006
Risk free interest rate	4%	4%	4%	4%
Weighted average expected life	1.7 years	1.7 years	1.7 years	1.7 years
Vesting period	1-7 months	4-18 months	1-7 months	4-18 months
Weighted average expected volatility	102%	131%	102%	137%
Expected dividends	nil	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended February 28, 2007 is:

Expiry date	November 22, 2007
Exercise price (note 7(e))	$0.60

Balance, May 31, 2006	–
Issued (note 7(e))	42,000,000
Exercised	–
Expired	–

Balance, February 28, 2007	42,000,000

(e)	Private placement, November 2006

In November 2006, Rockwell completed a $21 million private placement of 42 million units at $0.50 per unit, with each unit consisting of one common share and one share purchase warrant exercisable over three years at $0.60 in the first year, $0.80 in the second year and $1.00 in the third year. The third year term of the warrants is subject to the Company achieving Tier 1 status on the TSX Venture Exchange within the first two years. All securities are subject to a four month holding period in Canada expiring on March 23, 2007, and a portion will be subject to additional US resale restrictions in the United States.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(f)	Contributed surplus

Balance, May 31, 2006	$523,420
Changes during fiscal 2007
Non-cash stock-based compensation (note 7(c))	72,045
Share purchase options exercised, credited to share capital	(1,217)
Balance, February 28, 2007	$594,248

The components of contributed surplus are:

	February 28	May 31
	2007	2006
Accumulated stock-based compensation	$612,094	$540,049
Share purchase options exercised, credited to share capital	(17,846)	(16,629)
Balance, contributed surplus	$594,248	$523,420

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	February 28, 2007	May 31, 2006
Hunter Dickinson Inc. (a)	$584,343	$853,733
Plateau Resources (Proprietary) Limited	–	124,737
CEC Engineering (c)	24,027	–
Durnpike shareholder loans (i)	1,503,566	–
Seven Bridges Trading (f)	10,558	–
Cashmere Trading (g)	50,047	–
	$2,172,541	$978,470

Balances receivable
Flawless Diamonds Trading House (h)	2,790,651	–
Van Wyk Family	1,950	–
	$2,792,601	$–

	Three months ended		Nine months ended
	February 28		February 28
Transactions	2007	2006	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$719,151	$96,451	$1,675,873	$646,818
Euro-American Capital Corporation (b)	4,769	5,075	12,913	14,606
CEC Engineering (c)	65,358	–	172,777	–
John Bristow (d)	13,224	–	115,320	–
Jeffrey B Traders CC (e)	44,037	–	99,423	–
Seven Bridges Trading (f)	21,460	–	35,118	–

Sales rendered to:
Flawless Diamonds Trading House (h)	2,404,764	–	2,404,764	–

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from HDI have arisen in the normal course, due to in- progress and near-term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chief Executive Officer and a director of the Company, which provides engineering and project management services at market rates.

(d)	The Company paid $115,320 to John Bristow, President, Chief Operating Officer and a director of the Company, for engineering consulting services at market rates.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a director of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is as a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

In conjunction with the Company’s Definitive Agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited (note 3) from eight individuals (the “Vendors”), the Company appointed three individuals from the Vendors to the Company’s Board of Directors.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	SUBSEQUENT EVENTS

(a)	Acquisition of Saxendrift Mine (Pty) Ltd.

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

  the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

  a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resource and 30.4 million cubic meters of inferred resources;

  the material plant, machinery, equipment and other movable assets owned and/or used by THO valued at ZAR53 million (approx. $8.5 million);

  certain employees of THO; and

  a rehabilitation liability which will be taken over by the Company.

The Company will pay cash consideration to Trans Hex of approximately ZAR100.4 million ($16.2 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.7 million)). An independent consultant has been appointed to determine the value of the rehabilitation bonds. All payments and liabilities are expected to total approximately $17.7 million, subject to certain final adjustments. Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose entity (“Saxendrift SPV”), to be acquired by the Rockwell RSA. The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

  The unconditional approval of South Africa’s Competition Commission;

  All requisite consents by South Africa’s Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift SPV and the acquisition by the Company of the shares in Saxendrift SPV;

  Satisfactory provision by the Company of certain financial undertakings to THO;

  Approval by the TSX Venture Exchange;

  Completion by the Company of a mineral title due diligence investigation; and

  The audited balance sheet of Saxendrift SPV as at the effective date.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed in care and

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended February 28, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

(b)	Private Placement, April 2007

The Company announced a private placement whereby the Company will issue up to 115.4 million units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in the non-brokered offering.

Each unit is comprised of one common share and one share purchase warrant exercisable at $0.70 for a 24 month period from completion. Units issued under the brokered offering are being offered by a syndicate of agents. Closing of the offering is expected to occur on or about May 8, 2007. The placement still remains subject to stock exchange approvals and other customary closing conditions.

The net proceeds from the offerings will be used to fund Rockwell’s acquisition of the Middle Orange River Operations (“MORO”) from Trans Hex Group Limited, expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.